Exhibit 99.1

ASX ANNOUNCEMENT

1 December 2017

Notice Received Under Section 249D of the Corporations Act

Melbourne, Australia, 1 December 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), advises that on 29 November it received a notice under Section 249D of the Corporations Act 2001 (Section 249D Notice) requesting the Company call and arrange to hold a meeting of the members of the Company.

The Section 249D Notice was received from;

•                  Antanas Guoga,

•                  Ugnius Simelionis,

•                  Security and Equity Resources Limited,

•                  SH Rayburn Nominees Pty Ltd ATF SH Rayburn Super Fund,

•                  Irwin Biotech Nominees Pty Ltd ATF BIOA Trust,

•                  MJGD Nominees Pty Ltd ATF BSMI Trust, and

•                  Samuel Lee

who claim to hold approximately 5.5% of the issued shares of the Company. The Section 249D Notice seeks the removal of Dr Malcolm R. Brandon, Mr Grahame Leonard and Mr Eutillio Buccilli as directors of the Company, and the appointment of Mr Samuel Xue Lee, Mr Peter Irwin Rubenstein and Mr Jerzy Muchnicki as directors of the Company

The Company is seeking legal advice as to the validity of the Section 249D Notice and will keep the market informed of all material developments concerning the requisition.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Jason Wong (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 4
+ 61 3 8412 7050

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product,

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.